[GERMAN AMERICAN BANCORP NAME AND LOGO]

QUESTIONS AND ANSWERS ABOUT THE OFFER OF
GERMAN AMERICAN BANCORP
TO PURCHASE ITS SHARES

         We at German American Bancorp are providing the following information to answer frequently asked questions about the Offer by German American Bancorp to purchase up to 1,000,000 of our common shares. It highlights material information, but it does not describe all of the details of our offer to the same extent as our Offer to Purchase. We urge you to read carefully the Offer to Purchase dated February 7, 2003 and related form of Letter of Transmittal.

Q.	What is this Offer?

A.
German American Bancorp is inviting its shareholders to tender its common shares, no par value and associated preferred share purchase rights, at a price of $20.00 per share, payable net to the seller in cash, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated February 7, 2003, and in the enclosed Letter of Transmittal. Those two documents together constitute our “Offer.”

Q.	What is the market price for German American Bancorp common shares in relation to the purchase price in this Offer?

A.
The purchase price in this Offer will be $20.00 per share. On January 29, 2003, the day before the first public announcement of the Company’s intent to commence this Offer, the closing price for the shares as reported by NASDAQ was $15.55 per share. On February 3, 2003, the closing price for the shares as reported by NASDAQ was $ 18.91. We encourage you to obtain current market quotations for German American Bancorp common shares. The trading symbol for German American Bancorp common shares is “GABC.”

Q.	What will happen if more than 1,000,000 shares are tendered?

A.
In the event more than 1,000,000 shares are validly tendered, we may decide to purchase the additional shares up to an additional 225,000 shares (or an amount equal to two percent of our outstanding shares, if less). If we do not elect to purchase all of the additional shares, then we will purchase tendered shares (a) first from any shareholder who owned, beneficially or of record, as of the close of business on January 30, 2003 and continues to own, beneficially or of record, as of the Expiration Date of the Offer, an aggregate of fewer than 100 shares and who validly tenders all of his or her shares (“Odd Lots”), and (b) then, subject to proration as described in the Offer to Purchase, from all other tendering shareholders. This means that we will not purchase all of the shares that you may tender to us if too many shares are tendered by our shareholders, unless you qualify as an Odd Lot holder.

Q.	What is the purpose of the Offer?

A.
Prior to announcing our Offer, we have considered a variety of alternative uses of our excess capital. After considering these alternatives, we have determined that investing in our shares would result in a more optimal capital structure. Our Offer also provides our shareholders who are considering a sale of their shares with the opportunity, if those shares are purchased in our Offer, to sell those shares for cash without the usual transaction costs associated with open market sales. Our Offer also provides participating shareholders (particularly those who, because of the size of their shareholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to their shares. See Section 3 of our Offer to Purchase for more information on our purpose in making the Offer.

Q.	How do I tender shares that I hold in certificate form, or in the Company's Dividend Reinvestment and Direct Share Purchase Plan?

A.
If you hold your shares in certificate form, you must return a properly completed Letter of Transmittal (the blue form) and any other documents required by the Letter of Transmittal, together with the certificates for the shares being tendered, to the depositary, UMB Bank, N.A., which must be received by them by 5:00 p.m. Central Standard Time on March 14, 2003. If you wish to tender your shares held in book-entry form under the Company’s Dividend Reinvestment and Direct Share Purchase Plan (the “DRP”), you must complete one of the boxes provided for DRP participant instructions on the cover of the Letter of Transmittal.

Q.	How do I tender my shares if my shares are held by my broker?

A.
If your shares are registered in street name with a broker, dealer, commercial bank, trust company or other nominee, you will need to contact your broker, bank or other nominee and instruct the nominee to make the tender of your shares for you. You cannot tender your shares using the Letter of Transmittal even though you may have received one for your information.

If you are a broker and are tendering shares in book-entry form for your customers, you must comply with the book-entry delivery procedure described in Section 2 of the Offer to Purchase.

Q.	What if I am an employee or former employee and I purchased shares under the Company’s Employee Stock Purchase Plan that are now held in custody by UMB Bank, N.A.?

A.
You will receive information directly from UMB Bank, N.A., as the custodial agent, explaining how you can tender these shares. If you have any questions after you receive this information, you may call UMB Bank, N.A. toll free at (800) 884-4225.

Q.	Can I tender shares that I have in my 401(k) account?

A.	Yes. If you hold shares in the Company's Employees' Profit Sharing Plan you will receive information from Fidelity Management Trust Company explaining how you can tender shares held in this plan.

Q.	What do I do if I have lost my certificates, or if they have been mutilated, destroyed or stolen, but I still want to tender them?

A.
You should indicate that the certificates have been lost on the face of the Letter of Transmittal, and deliver the Letter of Transmittal to the depositary for the Offer, UMB Bank, N.A., after otherwise properly completing and duly executing it. The depositary will forward additional documentation that you must complete in order to effectively replace your lost or destroyed certificates. We urge that you carefully search for any lost certificates before declaring on your Letter of Transmittal that they have been lost, stolen or destroyed, since UMB Bank, N.A., will require that you furnish a surety bond in order to issue replacement certificates at a cost to you of two percent (2%) of the market value of the shares covered by the lost certificates.

Q.	Do I have to sell my shares to German American Bancorp?

A.	No. No shareholder is required to tender any shares and there is no minimum or maximum number of shares that can be tendered.

Q.	What happens if I do not tender my shares to German American Bancorp to purchase?

A.
Your shares will remain outstanding without a change in their terms or ownership rights. You will continue to own the same number of shares without any adjustment, and you will continue to receive the same dividend and voting rights on a per share basis as any other shareholder. However, because German American Bancorp may purchase up to 1,000,000 or more of its outstanding shares, the percentage of the outstanding shares which you own will increase because the number of outstanding shares will be reduced and there will be other effects. See Section 3 of our Offer to Purchase for more information on these effects.

Q.	What if the terms of the Offer change?

A.
In the event the expiration date is extended or if the terms of the Offer are materially changed, German American Bancorp will generally give notice of the change, and for a period of at least 5 business days, and under certain circumstances at least 10 business days from the notice shareholders will be able to change or withdraw their tender.

Q.	Is there any brokerage commission?

A.	No. German American Bancorp will purchase shares directly from each shareholder at the purchase price.

Q.	Can I change or cancel my tender?

A.
You may increase or decrease the number of shares indicated in the Letter of Transmittal or withdraw it entirely up until 5:00 p.m., Central Standard Time on the expiration date, which currently is March 14, 2003. Generally, after March 14, 2003, you cannot withdraw your tender. If you desire to change or withdraw your tender, you are responsible to make certain that a valid withdrawal is received by the March 14, 2003 deadline. Except as discussed in the Offer to Purchase, tenders are irrevocable after the March 14, 2003 deadline.

Q.	Can you summarize the process by which shares are validly tendered?

A.	Generally, for certificated shares you must complete the Letter of Transmittal (the blue form) as follows:

•	List the certificates and the number of shares that you are tendering in the box captioned “Description of Shares Tendered”.

•	If you want to give us special payment instructions, complete the box captioned “Special Payment Instructions” (but if you do so, you will need to have your signature(s) guaranteed).

•	If you want to give us special delivery instructions, complete the box captioned “Special Delivery Instructions” (but if you do so, you will need to have your signature(s) guaranteed).

•	If you are an Odd Lot Holder who is tendering all your shares, complete the box captioned “Odd Lots”.

•	If you want to make a conditional tender of shares, complete the box captioned “Conditional Tenders”.

•	Complete the substitute Form W-9 to certify your tax identification number.

•
Sign the Letter of Transmittal in the box captioned “Sign Here” (in certain circumstances, signatures must be guaranteed in this box). If shares are jointly owned, all owners must sign the Letter of Transmittal (for example, both tenants must sign if shares are held in joint tenancy).

To validly tender your shares, you must either deliver your completed Letter of Transmittal accompanied by your share certificates and/or your completed DRP instructions, or comply with the book-entry delivery requirements. See Section 2 of the Offer to Purchase. These documents must be received by the depositary no later than 5:00 p.m., Central Standard Time, on the expiration date, currently March 14, 2003.

If you want to tender your shares but your share certificates are not immediately available or cannot be delivered to the depositary before the expiration date, the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the depositary before the expiration date, you can still tender your shares, if all of the following conditions are satisfied:

(1)	the tender is made by or through an Eligible Institution;

(2)
the depositary receives by hand, mail, overnight courier or facsimile transmission, before the expiration date, a properly completed and duly executed Notice of Guaranteed Delivery (the gray form) in the form provided with the Offer to Purchase; and

(3)	all of the following are received by the depositary within three trading days after the date of receipt by the depositary of the Notice of Guaranteed Delivery:

(i)	one of (a) the certificates for the shares or (b) a confirmation of receipt of the shares pursuant to the procedure for book-entry transfer described above,

(ii)
one of (a) a properly completed and executed Letter of Transmittal or a manually executed facsimile of it, including any required signature guarantees, or (b) an Agent’s Message as described above in the case of a book-entry transfer; and

(iii)	any other documents required by the Letter of Transmittal.

Q.	Is German American Bancorp making any recommendation as to whether shareholders should tender their shares?

A.
Neither German American Bancorp nor its board of directors, the Dealer Manager or the Depositary makes any recommendation to any shareholder as to whether to tender all or any shares. Each shareholder must make his or her own decision as to whether to tender shares and, if so, how many shares to tender.

Q.	Has any executive officer or director indicated an intention to tender shares in the Offer?

A.
Yes. Directors and executive officers of German American Bancorp who own shares are permitted to participate in this Offer on the same basis as our other shareholders, and several of them as of the date of our Offer intended to tender shares or were considering doing so, as described by Section 3 in the Offer to Purchase. The intentions of such parties and the number of shares they may tender may change depending on market, economic or business conditions existing as of the expiration date of the Offer or personal factors.

Q.	How can I get assistance with completing the Letter of Transmittal, with how to tender Shares or with lost certificates?

A.
You may call the depositary, UMB Bank, N.A., toll free at (800) 884-4225, to get assistance on such matters. As always, feel free to call Terri Eckerle of our shareholder relations department if you have any additional questions. Her toll free number is (800) 482-1314.

Q.	How can I get additional tender offer materials?

A.
If you need additional tender offer materials, you may call our dealer manager, Donnelly, Penman, French, Haggarty & Co. toll free at 1-866-440-2482, attention Robert France, from 9:00 a.m. - 5:00 p.m., eastern time, Monday through Friday.

This brochure is neither an offer to purchase nor a solicitation of an offer to sell securities. The offer to purchase the shares of German American Bancorp is made only by the German American Bancorp Offer to Purchase document dated February 7, 2003 and the accompanying Letter of Transmittal.

The date of this brochure is February 7, 2003